FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

FISYN FUND II LLC

Commission File No. 024-12561

Delaware

(State or other jurisdiction of incorporation or organization)

FISYN Management Company LLC

777 Main Street, Suite 600

Fort Worth, Texas 76102

Office: (512)-739-7567

Email: mmcvaney@fisyn.com

Class A Interests

Class B Interests

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This semi-annual report on Form 1-SA of FISYN FUND II LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to FISYN FUND II LLC, a Delaware limited liability company and its controlled subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

FISYN FUND II LLC is a Delaware limited liability corporation that was formed to acquire, develop, hold, and dispose of real property located throughout the United States. the Company intends to acquire raw land, entitle the land, and then sell the property prior to development, although the Company may elect to develop and construct particular. The Company began its Regulation A offering on May 1, 2025. As of September 30, 2025 the Company has not acquired any properties. However, the Company is close to closing on partial interests in the properties described below located in the State of Texas:

Property (1)	Location	Acquisition Price of Property Interest	Company Ownership Interest in Property
4335, IH 35, San Antonio, TX	San Antonio, TX	$303,254.79	17.841%
5615 IH 35 N Service Rd, New Braunfels, TX	New Braunfels, TX	$198,602.05	3.305%
5675 IH 35 N Service Rd, New Braunfels, TX	New Braunfels, TX	$225,133.04	7.992%
	Total:	$726,989.88

(1)	All the property owning entities listed above are 100% owned and controlled by affiliates of the manager of the Company. The proposed ownership percentage offered to the Company was determined by calculating the purchase price and carry costs.

Results of Operations

Income & Expenses

For the Period Ended June 30, 2025

Total Revenue

The Company generated $0 of revenues for the period ended June 30th, 2025 and have generated expenses before interest and taxes of $46,164 and losses of $75,272 from January 1, 2025, to June 30th, 2025.

Total expenses

From January 1, 2025, to June 30th, 2025, we have generated expenses of $801,476.20, including Advertising & Marketing expenses of $546,084.50, Filings expenses of $18,905.00, Management fees of $124,696.80, Reimbursement expenses of $95,302.35, and Subscription Fees of $5,336.25.

Office space and services are provided without charge by the Company’s manager. Such costs are immaterial to the financial statements and, accordingly, have not been reflected.

Assets

As of June 30th, 2025, the Company had $764,164.19 in cash, $410,030.60 in other current assets, and $103,254.79 in fixed assets.

Liabilities

We have primarily financed our operations through the sale of unregistered equity. As of June 30th, 2025, the Company had $200,165.80 in accounts payable, and $142,025.80 in intercompany liabilities.

Liquidity and Capital Resources

As of June 30th, 2025, the Company had $764,164.19 in cash and cash equivalents.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Currently, our liquidity is limited to capital raised through its securities offerings and advances made by the Company’s manager. As of September 30, 2025, the Company had sold 14,847 Class A and Class B interests as part of our Regulation A generating $1,633,170 in cash, and 35,896 Class A and Class B interests as part of our Regulation D offering, generating $3,589,600 in cash. The Company hopes to raise up to $24,999,920 in this offering. In addition, as of June 30th, 2025, the Company has been advanced approximately $142,025.80 from companies affiliated with the Company’s manager and its affiliates. We expect to have ongoing needs for operations and asset acquisitions. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund its liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our members or that result in our members losing all of their investment in our Company.

The Company has no material commitments for capital expenditures as of June 30, 2025. It does intend to enter into purchase agreements soon for partial interest in the properties listed above and currently has sufficient cash to fund such purchases.

Plan of Operations

The Company’s plan of operations for the next 12 months is to deploy capital it has raised into properties. The Company is currently targeting three properties described above, which are owned by affiliates of our Manager. The proposed pricing for those properties is based off the original purchase price and carrying costs. The Company intends to continue raising capital for future deployment into additional properties. The Company believes that the proceeds from the offering will satisfy its cash requirements.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our interests and classified as members’ equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends and Key Information Affecting our Performance

The Company is currently targeting properties located in the State of Texas. The Company’s operations will be impacted by general trends affecting the real estate market and particularly real estate development in Texas, and other areas where the Company acquires properties. Compared to a year ago, nonresidential construction input costs are up ~2.5% in Texas. In addition, the cost to build a house in Texas (excluding land) is higher in 2025: base prices per square foot have crept up for basic, mid-range, and high-end builds. Forecasts indicate that construction spending will likely increase in 2025 for both private residential and nonresidential development.

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

ITEM 2. OTHER ITEMS

None.

ITEM 3. FINANCIAL STATEMENTS

FISYN FUND II LLC

Unaudited Financial Statements

F-1

Balance Sheet

FISYN Fund II LLC

As of June 30, 2025

TOTAL
ASSETS
Current Assets
Bank Accounts
10000 FISYN FUND II LLC (5902) - 1	764,164.19
Total Bank Accounts	$764,164.19
Other Current Assets
13000 Due from Intercompany
13001 Due From FISYN Management Company LLC	410,030.60
13002 Due from FISYN Fund I	0.00
Total 13000 Due from Intercompany	410,030.60
Total Other Current Assets	$410,030.60
Total Current Assets	$1,174,194.79
Fixed Assets
14000 San Antonio Property	103,254.79
Total Fixed Assets	$103,254.79
TOTAL ASSETS	$1,277,449.58
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable
20000 Accounts Payable (A/P)	0.00
Total Accounts Payable	$0.00
Other Current Liabilities
22100 Due to Intercompany
22110 Due to Fisyn Fund I LLC	92,995.34
22111 Due to FiSyn LLC	49,030.46
22115 Due to Fisyn Management	0.00
22120 Financial Synergy Holdings	0.00
Total 22100 Due to Intercompany	142,025.80
Total Other Current Liabilities	$142,025.80
Total Current Liabilities	$142,025.80
Total Liabilities	$142,025.80
Equity
30000 Investor	2,067,302.16
30001 Investor Funding	0.00
30005 Retained Earnings	-130,402.18
Net Income	-801,476.20
Total Equity	$1,135,423.78
TOTAL LIABILITIES AND EQUITY	$1,277,449.58

F-2

Statement of Operations

FISYN Fund II LLC

For the six month period ended June 30, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income
Cost of Goods Sold
Gross Profit	0
Expenses
60000 Advertising & Marketing	546,084.50
60005 Presentations	1,287.26
60010 Bank Service Charges	319.02
60013 Gift Cards	1,500.00
60014 Filings	18,905.00
60015 Insurance	1,569.02
60020 IT/Computer Expenses/Software	2,369.69
60050 Legal and Professional Fees	750.00
60055 Management Fee	124,696.80
60060 Office Supply/Expense	771.21
60065 Postage	495.79
61000 Reimbursement Expense	95,302.35
61100 Subscription Fees	5,336.25
61500 Travel, Entertainment and Meals	0
61501 Meals	1,226.35
61502 Travel	862.96
Total for 61500 Travel, Entertainment and Meals	$2,089.31
Total for Expenses	$801,476.20
Net Operating Income	$-801,476.20
Other Income
Other Expenses
Net Other Income	0
Net Income	$-801,476.20

F-3

Statement of Members Equity

FISYN Fund II LLC

As of June 30, 2025

Current Liabilities

Due to others	142,026
Total Current Liabilities	$142,026

Total Long Term Liabilities	-

Equity
30000 Investors	2,067,302
30005 Retained Earnings	(130,402)
Net Income	(801,476)
Total Equity	1,135,424

TOTAL LIABILITIES AND EQUITY	1,477,616

F-4

Statement of Cash Flows

FISYN Fund II LLC

For the six month period ended June 30, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES
Net Income	-801,476.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	$-398,406.98
Net cash provided by operating activities	$-1,199,883.18
INVESTING ACTIVITIES
14000 San Antonio Property	$-103,254.79
FINANCING ACTIVITIES	$-103,254.79
30001 Investor Funding
Investor	-5.39
Investor	4,620.00
Investor	-1,163.29
Investor	50,000.00
Investor	1,100.00
Investor	4,400.00
Investor	220,000.00
Investor	-658.49
Investor	50,550.00
Investor	-159.78
Investor	50,000.00
Investor	150,000.00
Investor	125,000.00
Investor	-362.30
Investor	170,060.00
Investor	30,000.00
Investor	-11.72
Investor	1,100.00
Investor	-340.31
Investor	135,000.00
Investor	100,000.00
Investor	-8.59
Investor	1,100.00
Investor	12,430.00
Investor	50,160.00
Investor	5,000.00
Investor	437,700.00
Investor	-1,316.99
Investor	80,000.00
Investor	25,080.00
Investor	25,000.00
Investor	4,070.00
Investor	-6,600.00
Investor	200,000.00
Investor	1,100.00
Investor	1,100.00
Investor	25,000.00
Investor	-343.56
Investor	25,080.00
Investor	-7.42
Investor	1,100.00
Investor	2,530.00
Investor	90,000.00
Net cash provided by financing activities	$2,067,302.16

NET CASH INCREASE FOR PERIOD	$764,164.19
Cash at beginning of period	0
CASH AT END OF PERIOD	$764,164.19

F-5

Notes to Financial Statements

1. Summary of Significant Accounting Policies

●	Revenue Recognition: Revenue from property sales is recognized at a single point in time, typically at the closing of the sale. This occurs when a legally binding contract is in place and control of the property is transferred to the buyer.
●	Inventory and Cost Capitalization: Land held for sale is classified as Inventory and is carried at the lower of cost or net realizable value. The cost includes the initial purchase price plus all direct, capitalized costs incurred during the entitlement and value-add process (e.g., engineering fees, legal fees, and permit costs).
●	Basis of Consolidation: The financial statements reflect the accounts of the Fund as a single reporting entity. The Fund has no subsidiaries and, therefore, no consolidation has occurred.
●	Definition of Cash: The Fund considers all cash held in bank accounts to be its only liquid asset. The Fund holds no cash equivalents.

2. Commitments and Contingencies

The Fund has a commitment to reimburse FISYN FUND I and FISYN LLC for start-up costs they incurred on the Fund’s behalf. As of the balance sheet date, the total amount of this reimbursement commitment is $142,025.80.

The Fund is not currently subject to any other material contingent liabilities or legal proceedings that would require disclosure.

3. Related-Party Transactions

The Fund engaged in the following transactions with affiliates of the Fund’s manager, which are considered related parties:

●	The Fund acquired a 6.075% partial ownership interest in the property at 4335 IH-35, San Antonio, TX, for a total of $103,254.79.
●	Subsequent to the balance sheet date, the Fund completed the acquisition of the remaining partial ownership interests for a total of $623,735.09. The prices for all acquisitions were determined by calculating the properties’ purchase price and carry costs.
●	The Fund paid the manager a fee of $124,696.80 for general and administrative services in connection with the Fund’s operations.

4. Leases

The Fund has no material lease arrangements as of the balance sheet date.

5. Segment Information

The Fund operates in a single reportable segment, which is the acquisition, entitlement, and sale of land for development. The Fund’s financial results are reviewed on a consolidated basis by the chief operating decision maker. Accordingly, all financial information is presented on a consolidated basis.

6. Subsequent Events

Management has evaluated events and transactions that occurred subsequent to the balance sheet date and through the date the financial statements were issued. Subsequent to the balance sheet date, the Fund completed the acquisition of additional partial ownership interests in properties for $623,735.09.

7. Impairments

The Fund’s inventory of land is recorded at the lower of cost or net realizable value. During the period ended on the balance sheet date, management determined that the net realizable value of the Fund’s inventory exceeded its cost, and therefore, no impairment losses were recognized.

F-6

ITEM 4. EXHIBITS

Exhibit 2.1*	Certificate of Formation
Exhibit 2.2**	Amended and Restated Company Agreement
Exhibit 4.1**	Form of Subscription Agreement
Exhibit 6.1***	Contract with DealMaker Securities

* Filed as an attachment to the Company’s January 28, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12561, and incorporated herein by reference.

** Filed as an attachment to the Company’s February 26, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12561, and incorporated herein by reference.

*** Filed as an attachment to the Company’s March 29, 2025 Preliminary Offering Circular filed on Form 1-A, File No. 24-12561, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Texas, on October 2, 2025.

FISYN FUND II LLC

By:	FISYN Management Company LLC,
A Texas limited liability company
its manager

By:	/s/ Rawney McVaney
Rawney McVaney, its manager

By:	/s/ Micah McVaney
Micah McVaney, its manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities indicated as of September 30, 2025.

SIGNATURE	TITLE	DATE

/s/ Rawney McVaney	Managing member of Financial Synergy Holdings LLC, the manager of FISYN Management Company LLC	October 2, 2025
Rawney McVaney	(principal executive officer and principal financial and accounting officer)

/s/ Micah McVaney	Manager of FISYN Management Company LLC	October 2, 2025
Micah McVaney